IN THE GRAND COURT OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION
CAUSE NO: FSD          OF 2013

IN THE MATTER OF THE COMPANIES LAW (2012 REVISION) (AS AMENDED)

AND IN THE MATTER OF AMBOW EDUCATION HOLDING LTD.

_____________________________________

PETITION
____________________________________

TO:	THE GRAND COURT

THE HUMBLE PETITION of GL Asia Mauritius II Cayman Limited (“Shareholder” or “Petitioner”) of Admiral Financial Centre, 90 Fort Street, P.O. Box 32021, Grand Cayman, KY1-1208, Cayman Islands shows that:

A.	PREAMBLE1

1.
Shareholder presents this Petition to halt Ambow Education Holding Ltd.’s (“Ambow” or the “Company”) President, Chief Executive Officer, and Board Chairperson Dr. Jin Huang’s abuse of her powers and obstructionist tactics designed to entrench her control of Ambow.  Before Ambow’s Audit Committee members resigned, the Audit Committee had been investigating whistleblower allegations that senior management engaged in financial improprieties and wrongful conduct including sham transactions designed to inflate the Company’s revenue.  One former member of Ambow’s Audit Committee cited disagreements with management in his resignation letter.  Another wrote in his resignation letter that the Investigators cannot complete their investigation, nor can any alleged wrongful conduct be remedied, so long as Dr. Huang remains entrenched as President, CEO, and Chairperson.  As stated in one former Audit Committee member’s resignation letter, despite the request of several members of the Board, Dr. Huang has refused to take a leave of absence or resign and, thus, has intentionally obstructed the Audit Committee’s investigation.

1	The allegations in this Petition are based on Shareholder’s investigation, which consisted of reviewing publicly available information concerning the matters described herein.

2.
This Petition also seeks to remedy the resulting harm that Ambow and its shareholders have suffered and will continue to suffer if Dr. Huang’s misconduct goes unchecked.  As a direct result of Dr. Huang’s publicly reported obstructive conduct, Ambow’s affairs have been conducted in a manner that (i) oppresses the shareholders’ interests, (ii) unfairly prejudices the shareholders’ rights as equity owners, and (iii) squanders shareholder value.  Among other things, the public reports have disclosed or led the Shareholder to conclude that:

a.	Dr. Huang has prevented the Audit Committee from completing its investigation into senior management’s alleged financial improprieties and misconduct;

b.
Dr. Huang was unwilling as Ambow’s President and CEO to (i) implement or cause the implementation of the enhanced and additional controls and oversight that the Audit Committee required or (ii) ensure that management was consistently honoring them;

c.	Three independent Ambow directors have resigned, citing their inability to discharge their duties effectively;

d.	The Audit Committee’s outside independent legal counsel has resigned;

e.	Ambow’s outside independent auditor has resigned;

f.
Through a process that Dr. Huang controlled, the Board of Directors appointed a new, purportedly “independent” director who appears to lack any financial or accounting training or professional experience to lead the Audit Committee and its investigation into senior management’s alleged improprieties; and

g.	The trading price of Ambow’s American Depository Shares (“ADS”) has plummeted approximately 87% during the past year before the New York Stock Exchange (“NYSE”) suspended trading of Ambow’s ADSs.

3.
Dr. Huang continues to exert her control over the Company, and the shareholders are powerless to stop her without recourse to legal proceedings.  The current Board consists of a majority of directors that Dr. Huang controls or has selected.  And the Company’s Memorandum and Articles of Association are engineered in such a way as to prevent shareholders from exercising even their most basic rights.  For example, shareholders lack even the power to call either an extraordinary or annual general meeting—something the Board has not done for a period of more than twelve months, even after three of Ambow’s independent directors resigned.  Assuming the shareholders could call a general meeting, even a majority of the shareholders lack the power to replace the sitting Board members or oust Dr. Huang as Chairperson, no matter how egregious the conduct or unassailable the reasons may be.  Thus, if shareholder rights and interests are to be protected, the Shareholder has no choice but to present this Petition.

4.
While the Shareholder continues to be optimistic regarding the Company’s future prospects and potential, it is clear to the Shareholder that the publicly reported allegations of accounting, financing and governance deficiencies, and recent resignation letters tendered by members of the Company’s Audit Committee and the Company’s registered independent accounting firm, are severely undermining the Company’s shareholder value and placing the shareholders’ investment in the Company in imminent peril.

5.
Further, given Dr. Huang’s currently unfettered power to control Ambow and its actions, and her apparent refusal to cede such control to allow an independent investigation of the allegations against her and other members of senior management, Shareholder has grave concerns that absent the Court’s intervention to restore shareholders’ rights, Dr. Huang will take further actions advancing her own interests at the expense of Ambow and its shareholders.  Such actions could include (i) absconding with Ambow’s assets, (ii) entering into undisclosed related-party transactions, or improper or undervalue transfers, or (iii) engaging in other conduct designed to conceal past improprieties or enrich herself at the expense of Ambow and its shareholders.

6.
Shareholder respectfully submits that the facts set forth below show that the alternative relief that Shareholder seeks under Section 95(3) of the Companies Law is not merely just and equitable; it is the only way to protect shareholders from Dr. Huang’s oppression.

B.	THE COMPANY

7.
Ambow is a Company organized under the Companies Law with its registered office at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Its principal executive offices are located at 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

8.
Ambow, through its subsidiaries, operates various businesses in mainland China providing educational and career enhancement services and products.  Ambow divides its operations into two divisions:  “Better Schools,” which provides tutoring services and operates K-12 schools, and “Better Jobs,” which provides corporate training.  Ambow operates both physical tutoring centers and private schools and sells educational software.

9.	Ambow’s American Depositary Shares traded on the New York Stock Exchange from 5 August, 2010 until 22 March, 2013, when the NYSE suspended trading.

The Memorandum and Articles of Association

10.
The rights of Ambow’s shareholders and the powers and duties of its directors are governed by the Fourth Amended and Restated Memorandum of Association of Ambow Education Holding Ltd., adopted 11 June, 2010 (“MOA”) and the Fourth Amended and Restated Articles of Association of Ambow Education Holding Ltd., adopted 11 June, 2010 (“AOA” and together with the MOA, the “Memorandum and Articles”).  A copy of the Memorandum and Articles is attached as Exhibit JT-7 to the 18 April, 2013 Affidavit of Jennifer Ching Wai Tang (“Tang Affidavit”).2  As shown below, the Memorandum and Articles are engineered to deprive shareholders of many of their most basic rights.

2	Ambow publicly filed the Memorandum and Articles with the Securities and Exchange Commission (“SEC”) as Exhibit 3.2 to its 14 July, 2010 Registration Statement (Form F-1).

11.	The objects for which the Company is established are unrestricted.

Share Capital

12.
AOA Section 8 provides for two classes of stock:  (i) Class A Ordinary Shares and (ii) Class B Ordinary Shares.  Each Class B Share is entitled to ten votes at a general meeting while each Class A Share is entitled to one vote.  The classes are otherwise identical, and Class B Shares can be converted into Class A Shares on a one-to-one basis.

13.
AOA Section 6 provides that Ambow’s authorized share capital is US$125,000 divided into 1,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each and 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 each.

General Meetings

14.
AOA Section 59 prohibits shareholders from calling general meetings.  The Board has the sole authority to call general meetings and to determine the time and place of the annual general meeting.  (See AOA §§ 58–59.)

15.
The Memorandum and Articles limit the business that can be conducted at a general meeting to “business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board . . . (B) otherwise properly brought before an annual general meeting by or at the direction of the Board . . . or (C) otherwise properly brought before an annual general meeting by any Member of the Company who . . .  complies with the notice procedures set forth in this Article.”  (AOA § 63.)  The Chairperson has unilateral discretion to determine whether to permit any business to be raised at a general meeting.  Section 63(d) provides that “[i]f the Chairperson of an annual general meeting determines that business was not properly brought before the annual general meeting . . ., the Chairperson shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.”

Directors

16.
The Memorandum and Articles provide that Ambow shall have a board of directors with up to seven members, including the Chairperson.  (See AOA § 84(a).)  The Memorandum and Articles designate Ambow’s CEO as Chairperson.  (See AOA § 84(c).)

17.
The Memorandum and Articles provide for staggered director elections.  (See AOA § 84(b).)  The directors are divided into three classes, with one class of directors being elected at each annual general meeting.  (Id.)  The directors serve three-year terms that expire at the third annual general meeting following their election.  (Id.)

18.
Directors can only be removed from the Board by a “Special Resolution”—which the Memorandum and Articles define as a resolution approved at a general meeting by a two-thirds vote or a unanimous written resolution of all members.  (See AOA § 85, 1.)

19.
If a director resigns, dies, or is removed, the Memorandum and Articles permit the remaining Directors to appoint a replacement director by a majority vote.  (See AOA § 84(e).)  The replacement director holds that position until the next annual general meeting, where a new director is elected to a class of directors to serve the remainder of the term of such class.  (Id.)

20.	Each Director including the Chairperson receives an equal vote. But if the vote deadlocks, AOA Section 84(c) provides the Chairperson with an additional tie-breaking vote.

The Board of Directors

21.	From 3 November, 2011 through 17 March, 2013 Ambow had a six director board consisting of:

a.
Dr. Jin Huang. Dr. Huang is Ambow’s President, Chief Executive Officer, and Chairperson of the Board.  She founded Ambow, and has served as its President, CEO, and a director since August 2000.  As Chairperson of the Board, Dr. Huang also serves as the chairperson of every Ambow general meeting.  (See AOA § 67.)  Dr. Huang is a Class III director whose term expires at the 2013 annual general meeting.

b.
Ms. Xuejun Xie.  Ms. Xie is Ambow’s Vice President, Human Resources and Administration.  As such, Ms. Xie is beholden to Dr. Huang, who has the power to terminate Ms. Xie from her position with the Company.  Ms. Xie has served on Ambow’s Board since August 2000.  Ms. Xie is a Class III director whose term expires at the 2013 annual general meeting.

c.	Ms. Shasha Chang. Ms. Chang was appointed to Ambow’s Board in July 2010. Ms. Chang is a Class I director and was reelected at the 19 December, 2011 annual general meeting.

d.
Mr. Mark Harris.  Mr. Harris is a Senior Managing Director at Avenue Asia Singapore Pte. Ltd.  Shareholder initially appointed him to the Board in September 2008.  Shareholder owns 21,599,914 Class B shares and holds 21.6% of the voting power.  Mr. Harris was a Class I director and a member of the Audit Committee.  He was reelected at the 19 December, 2011 annual general meeting.  Mr. Harris resigned from the Board on 17 March, 2013, citing an inability to complete effectively an internal Audit Committee investigation into senior management’s alleged misconduct and to make necessary changes to improve controls and oversight, so long as Dr. Huang remained President and CEO.

e.
Mr. Daniel Phillips.  Mr. Phillips is an Executive Director of Macquarie Group Limited, and was appointed to the Board by Macquarie in July 2007.  The Company’s most recent annual report discloses that Macquarie holds 11.6% of the voting power of the Company.  Mr. Phillips was Chairperson of Ambow’s Audit Committee.  Mr. Phillips resigned from the Board on 18 March, 2013, citing fundamental and irreconcilable differences of opinion with Ambow’s senior management regarding the process required to complete the Audit Committee’s investigation.  Mr. Phillips was a Class II director, whose term should have expired at the 2012 annual general meeting (had this annual meeting been called).

f.
Ms. Lisa Lo.  Ms. Lo is a partner of the CID Group and Managing Director of CID Venture Management & Consulting (Beijing), Ltd.  Ms. Lo was appointed by CID in December 2005.  The Company’s most recent annual report discloses that the CID Group holds 6.3% of the voting power of the Company.  Ms. Lo resigned from the Board on 18 March, 2013, citing recent events that led her to conclude she could no longer serve effectively in her role as a director or the Chairperson of the Compensation Committee.  Ms. Lo was also a Class II director.

22.
Since 18 March, 2013, the Board has consisted of Dr. Huang, Ms. Xie, Ms. Chang, and Mr. Justin Chen.  Mr. Chen was appointed to the Board on 18 March, 2013, by the then-remaining three directors—Dr. Huang, Ms. Xie, and Ms. Chang.

23.
By virtue of her control of Ms. Xie and the tie-breaking vote as Chairperson, Dr. Huang is able unilaterally to direct the current four-director Board’s actions.  Dr. Huang’s vote, together with Ms. Xie’s vote, allows Dr. Huang to ensure that any contested Board vote will at a minimum result in a tie, in which case she is entitled to cast an additional tie-breaking vote.  Dr. Huang therefore unilaterally controls the present Board.

C.           THE PETITIONER

24.
The Shareholder was incorporated in the Cayman Islands on 9 December, 2005, and owns 21,599,914 Class B shares and holds 21.6% of the voting power.  Shareholder has held these shares for more than 6 months.

D.           FACTUAL ALLEGATIONS

Ambow’s CEO and Chairperson Dr. Huang blocks the Audit Committee’s investigation into alleged misconduct

25.
On 2 July, 2012, a former Ambow employee alleged financial improprieties and wrongful conduct by senior Ambow executives in connection with Ambow’s 2008 acquisition of a training school in mainland China.

26.
These allegations sparked securities fraud class action litigation in the United States, accusing Ambow and Dr. Huang (amongst others) of fraudulently inflating the Company’s revenues by engaging in sham transactions.  According to the amended complaint in that action—Brown, et al., v. Ambow Education Holding, Ltd., et al., Case No. 12-cv-5062 PSG (AJWx), Ambow’s 15 November, 2008 acquisition of the Changsha Study School for RMB 25,000,000 in cash and RMB 27,282,000 in Ambow stock was a fake transaction.  Ambow allegedly did not receive ownership or control of the Changsha School (which provides after-school tutoring services for junior high and high school students in Changsha, the capital City of China’s Hunan province).  The complaint further alleges that the RMB 25,000,000 in cash that Ambow paid in the transaction was secretly returned to Ambow over the next three years as sham software sales.

27.
The next day, 3 July, 2012, Ambow’s Audit Committee, which consisted of Chairperson Daniel Phillips, Mr. Mark Harris, and Ms. Shasha Chang, initiated an investigation into the former employee’s allegations.  The Audit Committee retained the law firm of Fenwick & West LLP and the accounting firm Ernst & Young LLP to assist the investigation.

28.	On 5 July, 2012, Ambow disclosed in a filing with the SEC that the Audit Committee had commenced an investigation on 3 July, 2012, one day after the employee’s allegations surfaced.3

29.
In addition to the former employee’s allegations, the Audit Committee also investigated deficiencies raised by Ambow’s independent auditor PricewaterhouseCoopers concerning “inadequate oversight over complex transactions and insufficient personnel with appropriate levels of accounting knowledge and experience to address the high volume of U.S. GAAP accounting issues.”4  These deficiencies appear to have contributed to Ambow missing the deadline for filing its 2011 Annual Report.5

30.
As reported in Mr. Harris’s resignation letter, by early 2013, the scope of the Audit Committee’s investigation had expanded to include a review of senior Ambow management.6  The Audit Committee members, in consultation with the outside advisors assisting with the investigation, determined that the investigation could not be completed with Dr. Huang as CEO.7  The investigators therefore required Dr. Huang’s removal (either through resignation or leave of absence) to complete their investigation.  Dr. Huang has not stepped down or taken leave voluntarily and, instead, has taken steps to further entrench herself in office and maintain a stranglehold over Ambow.

31.
Mr. Harris’s resignation letter also reported that during a 16 March, 2013 Board meeting, several board members requested that Dr. Huang either (i) take a leave of absence from her position until the completion of the internal investigation or (ii) resign from that position effective immediately.8

3	See Ambow, Report of Foreign Private Issuer (Form 6-K) (5 July, 2012), attached as Tang Affidavit Exhibit JT-9 at 2.

4	See Ambow, Annual Report (Form 20-F), at F-2 (29 May, 2012), attached as Tang Affidavit Exhibit JT-5 at 110).

5	See Ambow, Notification of Late Filing (Form 12b-2-5) (30 Apr., 2012), attached as Tang Affidavit Exhibit JT-11 at 2.

6	See Ambow, Report of Foreign Private Issuer (Form 6-K), Ex. 99.1 (18 Mar., 2013), attached as Tang Affidavit Exhibit JT-8 at 13.

7
Id. (“[I]n order to allow the current internal investigation to conclude, the investigators required Ambow’s Chief Executive Officer, Dr. Jin Huang, to be removed from the management of the Company.”).

8	See id.

32.	According to Mr. Harris’s resignation letter, Dr. Huang refused and insisted on remaining Ambow’s CEO.9

33.
Dr. Huang’s refusal to resign or take a leave of absence clearly frustrated the Audit Committee’s investigation as shown by the Audit Committee members and advisors resigning in the days following the 16 March, 2013 Board meeting.  Whether any of the allegations against senior Ambow management that gave rise to the Audit Committee investigation are true or not, Dr. Huang has obstructed the Audit Committee’s efforts to determine the truth.

Three of six Ambow Directors resign due to Dr. Huang’s obstructionist tactics

34.
Within two days after Dr. Huang’s reported refusal to resign or take a leave of absence from her leadership positions, Directors Mr. Phillips, Mr. Harris, and Ms. Lo all resigned from the Board, citing their inability effectively to discharge their duties in light of recent events and/or disagreements with management.

35.	As Audit Committee Chairperson Mr. Daniel Phillips explained in his 18 March, 2013 resignation letter:

“I believe that the Audit Committee has reached a fundamental and irreconcilable difference of opinion with Ambow’s senior management regarding the process required to complete the current 10A investigation, and also regarding proposed changes to Ambow’s internal controls and overall corporate governance to address deficiencies identified by the Audit Committee.

As a result of these differences of opinion, it is no longer possible for me to perform effectively my roles as a Director of Ambow and Chairman of the Audit Committee.”10

9	See id.

10	See id. at 11.

36.
Likewise, Mr. Mark Harris’s 17 March, 2013 resignation letter described the challenges the Audit Committee faced in getting senior Ambow management to cooperate with its investigation and in implementing required controls.  The failure of senior management to cooperate with the Audit Committee to implement effective controls and accounting policies (despite Audit Committee and Board directives to do so) demonstrates that Dr. Huang, Ambow’s President and CEO, was either unwilling or unable to carry out the Board’s decree.  Mr. Harris further explained that he was resigning because “Dr. Huang’s refusal to step aside will further frustrate and extend Ambow’s investigation” and prevent the Audit Committee from making “all of the changes in Ambow that I believe are appropriate and necessary”:

“I am writing to notify you of my resignation, effective today, from my position as a member of the Board of Directors and the Audit Committee of Ambow Education Holding, Ltd.  Recent events have convinced me that I am unable to continue serving in these roles effectively. . . .

Since launching the internal investigation in the summer of 2012, the Audit Committee has been diligent in pursuing information, supported in that effort by the investigators at Fenwick & West LLP and Ernst & Young LLP, and with transparency to Ambow’s auditors, PriceWaterhouseCoopers.  In recent weeks, the investigation has expanded, and it is now at a stage where Ambow senior management must be reviewed as well, so that the investigation can be concluded.  Meanwhile, although the Audit Committee has required Ambow to put in place enhanced internal controls throughout the company (including for treasury, external financing, contract approvals and accounting records), recent events demonstrate that at least some of these changes, even when directed by the Board, have been embraced at best reluctantly and with hesitation, and the controls are not being honored consistently. . . .

[S]everal members of the Board believed it was in the best interest of Ambow for Dr. Huang to take a leave of absence from her position until the completion of the internal investigation or, alternatively, to resign from that position effective immediately.  Dr. Huang rejected both options . . . .

As I expressed at the recent board meeting, and for the reasons noted above, I believe Dr. Huang’s refusal to step aside will further frustrate and extend Ambow’s investigation.  As a result, and because the Audit Committee (despite our efforts) has been unable to effect all of the changes in Ambow that I believe are appropriate and necessary, I am tendering my resignation.”11

37.	Ms. Lisa Lo’s 18 March, 2013 resignation letter echoed the same sentiments, “I am convinced by recent events . . . that I won’t be able to continue serving in these roles effectively.”12

38.
Following these three independent directors’ resignations, in a process that Dr. Huang controlled, the Board chose Mr. Justin Chen to serve as the Chairperson of the Audit Committee responsible for investigating management’s alleged misconduct and implementing enhanced controls and oversight.13  Mr. Chen was appointed by a board consisting of Dr. Huang, Ms. Xie (who is beholden to Dr. Huang because of Xie’s position as an employee of Ambow), and Ms. Chang.

39.
The Huang-controlled Board chose Mr. Chen for this critical role even though he lacks any apparent qualification to serve as Chairperson of the Audit Committee.  His publicly available biography contains no financial or accounting training, background, or professional experience.  According to Ambow’s 19 March 2013 public disclosure announcing Mr. Chen’s appointment, his background and academic training is in biochemistry and patent law, which have nothing to do with the accounting and financial control and oversight issues before the Audit Committee:

11	See id. at 13.

12	See id. at 16.

13	See Ambow, Report of Foreign Private Issuer (Form 6-K), Ex. 99.1 (19 Mar., 2013), attached as Tang Affidavit Exhibit JT-12 at 4.

“Justin Chen is a counsel at PacGate Law Group.  He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office.  Justin Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.”

Based on the above, Mr. Chen would not satisfy the requirements to be an audit committee “financial expert” under SEC regulations.

40.
The Huang-controlled Board’s appointment of Mr. Chen to be both Chairman and one-half of the Audit Committee further suggests that the current Board has no interest in getting to the bottom of the alleged improprieties at Ambow or in implementing effective controls and oversight but, rather, is a mere tool for further entrenching Dr. Huang.

Ambow’s independent advisors resign

41.	Dr. Huang’s obstruction of the Audit Committee’s investigation also drove Ambow’s independent professional advisors to resign.

42.	On 22 March, 2013, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) resigned as Ambow’s outside independent auditor. PWC stated that it was resigning

“as a result of its concerns that the Investigation may not be given the necessary resources and time, and the presence of existing management may make conducting an investigation of the scope that PWC believes is warranted unlikely.  PWC also stated . . . it is possible the ultimate outcome of the Investigation and any remediation effects by the Company might have caused PWC to seek additional information, conduct additional procedures and may have caused PWC to conclude that the Company’s previously issued financial statements and its opinion thereon should no longer be relied upon or that PWC could no longer rely on the Company’s internal controls or the representations of the Company’s management.”14

14	Ambow, Report of Foreign Private Issuer (Form 6-K), Ex. 99.1 (22 Mar., 2013), attached as Tang Affidavit Exhibit JT-13 at 4.

43.
Fenwick also resigned as counsel to the Audit Committee stating that “it believed the newly-constituted Audit Committee” now chaired by a director chosen through a Huang-controlled process “would be best served by choosing a new law firm.”15

The New York Stock Exchange suspends Ambow ADS trading

44.	On 22 March, 2013, the NYSE suspending trading of Ambow’s ADSs. Its press release stated that the NYSE was assessing Ambow’s “suitability for continued listing” on the NYSE in light of:

a.	“Today’s announcement that the Company’s registered independent accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”), has resigned”;

b.	“Today’s announcement that Fenwick & West LLP resigned as counsel to the audit committee”; and

c.	“Other recent disclosures regarding changes to [Ambow’s] board and audit committee.”16

Ambow’s ADSs lose 87% of their value in one year

45.
The consequences of Dr. Huang’s entrenchment efforts have harmed Ambow and its shareholders severely.  In the year before the NYSE suspended trading in Ambow ADSs, their trading price plummeted approximately 87% from $7.65 per ADS (before disclosing that Ambow would not be able to timely file its 2011 Annual Report) to $0.95 per ADS (when the NYSE suspended trading).

15	Id.

16	A copy of the NYSE’s 22 March, 2013 press release is attached as Tang Affidavit Exhibit JT-14.

Dr. Huang has failed to call Ambow’s Annual General Meeting

46.
Under the New York Stock Exchange Rules, Ambow is due to hold an annual general meeting.  Yet Ambow has not called such a general meeting since the three independent directors resigned in March 2013.  A general meeting can only be called by the current Board, which Dr. Huang controls and over which she exercises veto power.  (See paragraphs 22–23, above.)  As a result, shareholders have been foreclosed from voting to replace the vacant director seats or taking any other action to address Dr. Huang’s obstructionist tactics.

E.	GROUNDS FOR RELIEF

Oppression of minority shareholders

47.	For the reasons set forth above, Dr. Huang has acted and continues to act in a manner which is oppressive and unfairly prejudicial towards Ambow’s shareholders.

48.	Ambow’s shareholders cannot obtain any relief from Dr. Huang’s oppression and unfairly prejudicial conduct without the Court’s intervention.

49.	AOA Sections 58 and 59 prevent shareholders from calling a general meeting. Only Dr. Huang and the Huang-controlled board can call a general meeting, which has not occurred for more than 16 months.

50.
Further, as Chairperson, Dr. Huang controls the general meeting’s agenda and has the power under AOA Section 63(d) to make the unilateral determination as to whether any matter is properly brought before any annual general meeting.

51.
And even if the Board were to call a general meeting and shareholders were somehow able to place on the agenda a resolution to vote on the removal of Dr. Huang or one of the other sitting directors, Dr. Huang could effectively block any such shareholder effort.  Under the Memorandum and Articles, at least two-thirds of the votes cast at a general meeting are required to remove directors.  (AOA § 85.)  Dr. Huang purports to control approximately 31% of the vote.17  Thus, as a practical matter, based on typical rates of shareholder absenteeism among public companies with a widely-dispersed public float, a holder of 31% of the outstanding voting power of the Company would be virtually guaranteed of blocking any proposal that requires two-thirds of the votes cast.  In order to meet the two-thirds voting threshold, at least approximately 93.2% of the outstanding Ordinary Shares would need to cast their votes, and all of such votes other than those held by Dr. Huang would need to cast in favor of the removal resolution—a virtually impossibility given the widely dispersed publicly-held shares of the Company.

Loss of confidence in management

52.
More fundamentally, Dr. Huang’s conduct has placed Ambow in grave distress.  Dr. Huang’s desire to remain entrenched in office—and to frustrate any effort to investigate the allegations of wrongdoing against her—demonstrate that she has elevated her personal interests over those of the shareholders and Ambow, in plain violation of her fiduciary duties as a director.  Dr. Huang remains in control of Ambow’s business, operations, and Board.  Moreover, the Shareholder is concerned that, without the proper and independent oversight—which the Company now lacks—Dr. Huang may attempt to enter into non-arms’ length transactions that divert revenue or otherwise transfer assets from Ambow’s mainland China operations, subsidiaries, and affiliated entities for consideration less than their fair market value leaving Ambow’s shareholders with nothing more than empty shells.

17	See Tang Affidavit Exhibit JT-5 at 88.

53.
Shareholder has justifiably lost confidence in Dr. Huang to manage the Company’s affairs in the best interests of all its members including the Shareholder.  The longer Dr. Huang is allowed to remain in control of Ambow, the greater the harm will be to both Ambow and its shareholders.

Need for independent liquidators

54.
In light of the above, there is a real and urgent need for independent liquidators to be appointed in order to take control of the Company, investigate the business and affairs of the Company and its senior management, and protect the interests of shareholders.

YOUR PETITIONER THEREFORE HUMBLY PRAYS THAT:

(1)	The Company be wound up in accordance with the Companies Law (2012 Revision).

(2)	Edward Middleton, Tiffany Wong and Kris Beighton of KPMG be appointed as joint official liquidators of the Company with power to act jointly and severally (the “Official Liquidators”).

(3)	The Official Liquidators shall not be required to give security for their appointment.

(4)
In addition to their powers prescribed in Part II of the Third Schedule to the Companies Law which are exercisable without sanction of this Court, the Official Liquidators may also without further sanction or intervention from this Court:

a.	exercise the powers set out in Part I of the Third Schedule of the Companies Law (2012 Revision).

b.
take any such action as may be necessary or desirable to obtain recognition of their appointment in any other relevant jurisdictions and to make applications to the courts of such jurisdictions for that purpose.

and for the avoidance of doubt, the powers bestowed on the Official Liquidator may be exercised by them within or outside the Cayman Islands.

(5)	The Official Liquidators’ remuneration and expenses be paid out of the assets of the Company in accordance with Part III of the Insolvency Practitioners Regulations 2010 and CWR O.20.

(6)	All dispositions of Ambow’s property made after 18 March, 2013 be voided unless made by or with the express consent of the Official liquidators.

(7)	The costs of this Petition be paid out of the assets of the Company as an expense of the liquidation.

(8)	Alternatively, an order be made under section 95(3) of the Companies Law (2012 Revision):

a.	regulating the conduct of the Company’s affairs in the future including altering or giving leave to alter, the Company’s Memorandum and Articles; and/or

b.
requiring the Company and its management to refrain from doing or continuing any act complained of by Petitioner or to do any act which the Petitioner claims the Company or its management has omitted to do; and/or

c.	authorizing civil proceedings to be brought in the name and on behalf of the Company by the Petitioner on such terms as the Court may direct.

(9)	An Order directing Dr. Huang to reimburse and indemnify Ambow for any expenses incurred as a result of this Petition.

(10)	Such further or other relief as the Court considers appropriate.

YOUR PETITIONER WILL EVER PRAY ETC:

Dated the 18th day of April 2013

/s/ Conyers Dill & Pearman (Cayman) Limited
Conyers Dill & Pearman (Cayman) Limited

NOTE: This Petition is intended to be served on the Company.

This Petition was presented by Conyers Dill & Pearman (Cayman) Limited, Attorneys-at-Law for the Petitioner herein whose address for service is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (Ref: MKM/BDH/878095).

NOTICE OF HEARING

TAKE NOTICE THAT the hearing of this Petition will take place at the Law Courts, George Town on                                   2013 at          am/pm.

Any correspondence or communication with the Court relating to the hearing of this Petition should be addressed to the Registrar of the Financial Services Division of the Grand Court at P.O. Box 495, Grand Cayman KY1-1106, Tel: (345) 949-4296.